EXHIBIT B

Amended effective November 1, 2008

FEES:

QA shall be paid a fee, computed and paid monthly, at an annual rate of 0.16% of the aggregate average daily net asset value of each series of the Trust, such fee to be payable in arrears by the 15th of each month.

OUT OF POCKET EXPENSES:

Out of pocket expenses include, but are not limited to: legal fees, confirmation production, report preparation, postage, forms, telephone, microfilm or microfiche, and expenses incurred at the specific direction of the Fund, as agreed upon from time to time.

The cost of ClearSky, or an equivalent program, for the processing of the blue sky processing and maintenance for the Trust.